Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

October 27, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Patricia Williams, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Williams:

     Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Poland ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2009. Below, we describe the changes that will be made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please move the “Overview of the Trust” section so that it does not precede the risk return summary in compliance with Form N-1A.

	Response 1.	We respectfully acknowledge your comment; however, we believe that the inclusion of the “Overview of the Trust” section complies with Form N-1A. Consistent with exchange-traded fund industry practice, the “Overview of the Trust” section is included to briefly explain the differences between exchange-traded funds and mutual funds and is not included to satisfy the disclosure requirements of any Item of Form N-1A.

Comment 2.	Please include a brief description of the Index in the “Principal Investment Objective and Strategies” section.

	Response 2.	The disclosure will be included.

Comment 3.	Please confirm that the fee waiver and expense assumption will extend for at least one year.

	Response 3.	The fee waiver and expense assumption will extend for at least one year.

October 27, 2009

* * * * *

     As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledge that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2031. Thank you.

Best regards,

/s/ Joseph J. McBrien

Joseph J. McBrien